February 28, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Fidelity Rutland Square Trust (the trust):
CIK: 0001265551
Request for Withdrawal of Amendment to Registration
Statement on Form N-1A
SEC File Nos. 333-109560 / 811-21439

Gentlemen:

As Secretary of the above trust, the undersigned hereby requests, pursuant to Rule 477 under the Securities Act of 1933, to withdraw the filing transmitted as EDGAR form type 485BPOS for the above referenced trust. The submission was accepted February 28, 2006, Accession No. 0001265551-06-000003. The Post-Effective Amendment was inadvertently transmitted with incorrect Series and Class Identifiers.

We transmitted the filing with correct identifiers on February 28, 2006 under Accession No. 0001265551-06-000004.

Very truly yours,

/s/Stuart Fross
Stuart Fross
Secretary